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                                EXHIBIT 1 A (11)

                             MEMORANDUM DESCRIBING
                  CONNECTICUT GENERAL LIFE INSURANCE COMPANY'S
                 ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
                                 FOR THE POLICY
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                  Connecticut General Life Insurance Company's
                Issuance, Redemption and Transfer Procedures for Policies Pursuant to Rule 6e-3(T) (b) (12) (iii)


       This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by Connecticut General Life Insurance Company (the "Company") in connection with the issuance of the Group Variable Universal Life insurance policy (the "Certificate") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Certificate Owners of their interests in the Policies.

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1.     "Public Offering Price":
       Purchase and Related Transactions

       Set out below is a summary of the principal Certificate provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

       (a)  Premium Schedules and Underwriting Standards

       The certificate provides for flexible premium payments. Premium payments can be made at the frequency and in the amount selected by the Certificate Owner except that the initial premium payment is due on the Certificate Effective Date. There is no penalty if the premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if premiums are paid, the Certificate lapses when the Net Cash Value becomes insufficient to cover the Monthly Deduction and a Grace Period expires without sufficient payment.

       Premium payments may be made on a periodic basis (i.e., through payroll deductions) or on a lump sum basis. All premium payments will be deemed received when actually received by the Company at its Customer Service Center; or if through payroll deduction, such premium payment will be deemed received when the Company has confirmed receipt of a wire transfer into a bank account maintained by the Company for receipt of premiums from Certificate Owners under these Policies. Such wire transfer must be preceded, by two business days, by a reconciliation statement identifying the Group Policyholder, the Certificate number, the Owner, and the amount of premium received for each Certificate.

       The minimum premium payment required is that amount necessary to maintain a positive Net Cash Value, however, the minimum lump sum premium payment is $25.00. If a premium payment would require the Company as a result of Internal Revenue Service limitations to increase the Coverage Amount, the Company reserves the right to require evidence of good health acceptable to the Company. If satisfactory evidence of good health is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any Fund Account. Moreover, the total of all premium payments may not exceed then-current maximum premium limitations established by federal law. If at any time this maximum is exceeded, the Company will only accept that portion of the premium payment which will make the total premiums equal the maximum and the remainder will be returned or applied as otherwise agreed and no further premium payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law. Additionally, if there is any Current Outstanding Loan Balance, any lump sum
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premium payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment unless otherwise agreed between the Certificate Owner and the Company.

       The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that mortality charges must be based upon factors such as age, sex, health and smoker status, and occupation.

       (b)  Application and Initial Premium Processing

       Individuals wishing to purchase a Certificate must complete an Application. The minimum Coverage Amount of a Certificate is $10,000 for an Insured Employee and the lesser of $10,000 or, where required by state law, 50% of the Insured Employee's selected Coverage Amount for such Insured Employee's spouse. Before issuing any Certificate the Company will require satisfactory evidence of good health except that a Guaranteed Issue Amount will be negotiated between the Company and the Group Policyholder and such amount will be offered to the Employee and his spouse without the necessity of providing evidence of good health.

       For applicants who apply within 31 days of becoming eligible, coverage up to the guaranteed issue amount will become effective either when the applicant becomes eligible or when the completed application is received by the Company, whichever is later. For applicants who apply later, and for amounts in excess of the guaranteed issue amount, coverage will become effective when the Company agrees in writing to insure the applicant. For employees not in active service, the effective date of the coverage will be delayed until the return to active service.

       There is no premium payment schedule. There is no penalty if a premium payment is not paid, nor does payment of a premium guarantee coverage for any period of time.

       When a premium payment is received, the Company will deduct a Premium Load to cover state premium taxes and the effect of federal income taxes. All or part of the Premium Load may be waived when coverage under the Policy is issued in exchange for a policy or certificate of life insurance underwritten by the Company or an affiliate. The balance of the premium (the "Net Premium Payment") will be applied to the Fund Accounts of the Separate Account at the accumulation unit value determined at the end of the Valuation Period when the payment is received and to the Fixed Account in accordance with a Certificate Owner's allocation election in effect at that time, and before any other deductions which may be due are made (except that any lump sum premium payment will be first applied to offset a Current Outstanding Loan Balance, if such exists).

       (c)  Right to Examine

       A Certificate may be returned for cancellation and a full refund of premium payments made within 30 days after the Certificate is received, unless otherwise stipulated by state law requirements. Any premium payment made prior to the expiration of the 30 day Right to Examine period will be held in the Fixed Account and not allocated to the Fund Accounts even if the Certificate Owner may have so directed until three business days following the expiration of the Right to Examine period. If the Certificate is returned for cancellation in a timely fashion, the refund of premiums paid by check may be delayed until the check clears the bank upon which it is drawn. Any refund will be in the amount of premium paid less the amount of any partial surrenders or loans plus interest accrued on the loans.

       (d)  Repayment of Indebtedness
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       The effective annual loan interest rate is 8%, which is payable in arrears. Loan interest for the Policy Year in which a loan is taken will be due on the next Policy Anniversary Date or upon surrender or upon termination of the Certificate. Interest not paid within 30 days of coming due will be added to the Loan Balance as of the date on which it became due. Funds equaling the change in the amount of the Loan Balance will, from time to time as the Loan Balance changes, be transferred from the Fund Accounts and the Fixed Account to the Loan Account. If Certificate values are held in more than one funding option, withdrawals from each funding option will be made proportionately from the values in each funding option at the time of the transfer, unless the Company is instructed otherwise by the Owner in writing at the Customer Service Center.

       In the event of surrender, lapse, death of the Insured, or any other event resulting in the termination of the Certificate, the Loan Account will revert to the Company in repayment of the Current Outstanding Loan Balance. To the extent that the Current Outstanding Loan Balance exceeds the Loan Account Value, such excess will reduce the payment of any proceeds under the Certificate or the Cash Value.

       The Company will credit interest on the Loan Account Value at a rate which will be not less than 6%.

       Upon repayment of all or any portion of a Certificate Loan, and corresponding reduction of the Loan Balance, funds in the Loan Account in an amount equal to the amount of the repayment will be transferred to the funding options according to current Net Premium Payment allocations.

       A Certificate Loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Cash Value because the investment results of the Fund Accounts or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Fund Accounts or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

       (e)  Correction of Misstatement of Age

       If the Insured's age has been misstated, the affected benefits will be adjusted to the amounts which the most recent cost of insurance deducted from the Cash Value would have purchased at the correct age.

2.     "Redemption Procedures":
       Surrender and Related Transactions

       This section outlines those procedures which might be deemed to constitute redemptions under the Certificate. These Procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

       (a)  Account Values

       The owner of a Certificate may make a Partial Surrender or Full Surrender of the Certificate to receive part or all of the Certificate's Net Cash Value, at any time while the Certificate is in effect. A $25 transaction fee is charged for both Partial and Full Surrenders. The Net Cash Value of the Certificate is the amount invested in the Fund Accounts and the Fixed Account. The Net Cash Value of the Certificate is held in one or more Fund Accounts of the Separate Account and the Fixed Account. Initially,this value equals the amount of the first Net Premium Payment made under the Certificate. This amount is allocated among the Fixed Account and the Fund Accounts according to
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the allocation percentages requested in the Application, or as subsequently changed by the Certificate Owner.

       A Full Surrender may be made at any time while the Certificate is in force. The Company will pay the Net Cash Value less the transaction fee of $25 and any other amounts due the Company next computed after receiving the Certificate Owner's written request at the Customer Service Center in a form satisfactory to the Company along with the return of the Certificate.


       Partial Surrenders may be made at any time by written request to the Customer Service Center. The minimum amount of a Partial Surrender is $250 and the amount of a Partial Surrender may not exceed 90% of the Net Cash Value at the end of a Valuation Period in which the election would become effective. A Partial Surrender (along with the $25 transaction charge) will be made on a pro rata basis from the Fixed Account and/or Fund Accounts if Net Cash Value is attributable to more than one funding option,unless the Certificate Owner and the Company agree otherwise.

       A Partial Surrender will reduce the Cash Value and the Death Benefit, but it will not reduce the Coverage Amount.

       Withdrawals from the Fund Accounts will generally be paid within 7 calendar days of receipt of the written request.(1)

       (b)  Benefit Claims

       As long as the Certificate remains in force, the Company will pay a Death Benefit to the named Beneficiary generally within 7 days after receipt, at the Customer Service Center, of due proof of the Insured's death (a certified copy of the death certificate) plus such other documentation as the Company may require as proof of a covered claim under the Certificate. The Death Benefit is equal to the greater of the Coverage Amount plus the Net Cash Value, or the Corridor Death Benefit and will be calculated as of the date of an Insured's death. The Company may delay payment of the Death Benefit.(2) In particular, during the first two certificate years and in other circumstances in which the Company may have a basis for contesting the claim, there can be a delay beyond the 7 day period. The company will investigate death claims arising within the two-year contestable period and the suicide waiting period as appropriate.(3)

       If the Company determines that coverage should not have been in force as a result of investigation during the first two certificate years or that death resulted from a suicide during the





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              (1)  Payment from the Separate Account may be postponed whenever;
                   (i) the New York stock Exchange is closed other than for customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; or (ii) on the Friday following Thanksgiving Day or
                   (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. Payment from the portion of the Cash Value held in the Fixed Account may be postponed up to six months. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the check issuer's bank.

              (2)  See supra note 1.

              (3) Death Benefits attributable to an increase in the coverage Amount may be contested within two years of the effective date of such increase.
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suicide waiting period, the Company will return all premium paid less any
Certificate Loans (plus interest) and less the amount of any Partial
Surrenders.

       The Company adds interest to a Death Benefit from the date of death to the date of payment as required by state law.

       (c)  Certificate Loans

       Using the Certificate's Cash Value as security, the Certificate owner can borrow any amount up to 90% of the Net Cash Value. The Company will not grant a loan which would require that the Loan Account Value be greater than 90% of the Net Cash Value.

       The Loan Balance is equal to the amount of all loans under the Certificate, less any repayments, plus interest which accrues daily. Interest payments are due on each Certificate Anniversary Date.If not paid within 30 days of coming due , interest will be added to the Loan Balance as of the date due and, as part of the loan, will bear interest on the same terms. The loan amount requested will be secured by amounts taken from the Fund Accounts and/or the Fixed Account in proportion to the relative values of the Fund Accounts and the Fixed Account on the date of the loan. Funds will be transferred from the Fund Accounts by redeeming units at the net unit value for that Valuation Period and purchasing units in the account to which the transfer is made. The Loan Account Value will accrue interest at a rate of not less than 6%. If the Loan Balance exceeds the Net Cash Value, the Company may terminate the Certificate.

        The Loan Balance will bear interest at the rate of 8% per year.

       The Loan Balance may be repaid in full or in part at any time while the Insured is living and the Certificate is in force. Upon repayment of all or any portion of a Certificate Loan, and corresponding reduction of the Loan Balance, funds in the Loan Account in an amount equal to the amount of the repayment will be transferred to the funding options according to current Net Premium Payment allocations.

       A Certificate Loan,whether or not repaid, will affect the proceeds payable upon the insured's death and the Cash Value because the investment results of the Fund Accounts or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Fund Accounts or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

       (d)  Certificate Termination

       The Certificate does not terminate for failure to pay premiums since payments, other than the initial premium, are not specifically required. Rather, if on the day a Monthly Deduction is due, the Net Cash Value is less than the Monthly Deduction for the next Certificate month, coverage will lapse if, payment is not made during the Grace Period to allow the Net Cash Value to cover the Monthly Deduction due, the Grace Period for such payment shall extend 61 days from the date the Company notifies the Owner that the Net Cash Value is insufficient to cover the due Monthly Deduction. (4)

       The Company allows at least 61 days to pay any premium necessary to cover the overdue Monthly Deduction. The Company will send the Owner a lapse notice at least 61 days before the Grace Period expires. During the Grace Period, the Certificate remains in force.If the Company does not receive the required payment before the end of the Grace Period, the Certificate will lapse and





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                 (4) Payroll deductions will be adjusted to reflect changes in coverage amounts and rates.

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there will be no Cash Value or Death Benefit. If the Insured dies during the grace Period, the Company will pay the Death Benefit. However, these proceeds will be reduced by the amount of any Monthly Deduction for the full Certificate month or months that run from the beginning of the Grace Period through the Certificate month in which the Insured dies and by the amount of the excess Certificate loan.

       If the Certificate lapses, the Owner can apply, in writing, for reinstatement at any time prior to three years after the date of lapse. The Coverage Amount of the reinstated Certificate will be the same as the Coverage Amount of the Certificate at the time of lapse. To reinstate a Certificate, the Company will require satisfactory evidence of good health (procured at the Owner's expense) and an amount sufficient to pay for the current Monthly Deduction plus one additional Monthly Deduction, plus repayment of any Current Outstanding Loan Balance and any interest accrued from the date of lapse. Reinstatement will be effective on the date the Company approves the reinstatement and will be subject to new contestability and suicide periods.

       (e)  Recissions

       If a Certificate is rescinded under the Suicide provision of the Policy, the Company will return all premiums paid by the insured, less any certificate Loans and/or Partial Surrenders. If a Certificate is rescinded during the contestability period for reasons other than the Suicide of the insured, the premium paid for the amount of insurance contested will be returned. Accumulated Cash Value, certificate Loans, and Partial Surrenders will not be reversed as adjustments to the policy unless the recission of the contested amount of insurance would reduce the Coverage Amount such that the Certificate would fail to meet the definition of a life insurance contract under the Internal Revenue Code.

       3.   Transfers

       While the Certificate is in force, values may, at any time, be transferred ($250 minimum) from one Fund Account to another, or from the Fund Accounts to the Fixed Account. Within the 30 days after each Certificate Anniversary, the Owner may also transfer a portion of the Fixed Account Value to one or more Fund Accounts. The cumulative amount of any transfers from the Fixed Account within any such 30-day period cannot exceed 25% of the Fixed Account Value. The Company may further limit transfers from the Fixed Account at any time. Transfers will be effective as of the Valuation Day during which the request is received in good order at the Customer Service Center.

       Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Fund Account after a transfer must be at least $250. Any transfer made which causes the remaining Fund Account Value to be less than $250 will result in the remaining Fund Account Value being transferred as part of the requested transfer.

       Transfers may be made in writing (or by telephone if telephone transactions have been authorized in writing). To make a telephone transfer, the Certificate Owner must call the Customer Service Center and provide, as identification, his Certificate number, his Social Security number, and his personal identification number. A customer service representative will then, upon ascertaining that telephone transfers are authorized for that Certificate, take the transfer request, which will be processed as of the same day and confirmed within five business days. The Company disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions; but, acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.
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       Any transfers among the Fund Accounts or from a Fund Account to the
Fixed Account will result in the crediting and cancellation of Variable Accumulation Units based on the Variable Accumulation Unit values next determined after a written request is received at the Customer Service Center.

       Through a process called Dollar Cost Averaging, the Certificate Owner may systematically transfer specified dollar amounts from the Money Market Fund Account to the other Fund Accounts at regular intervals.

         Election of this arrangement may occur at any time by properly completing the dollar Cost Averaging election form, returning it to the Company so it is received by the tenth of the month, to be effective the following month, and ensuring that sufficient value (at least $3,000) is in the Money Market Fund Account.

       Dollar Cost Averaging will terminate when any of the following occurs:
(1) the number of designated transfers has been completed; (2) the Money Market Fund Account Value is insufficient to complete the next transfer; (3) the Certificate Owner requests termination is writing and such writing is received by the tenth of the month in order to cancel the transfer scheduled to take effect the following month; or (4) the Certificate is lapsed, surrendered or otherwise terminated.

       There is currently no charge for Dollar Cost Averaging; however, Dollar Cost Averaging transfers are counted among the twelve free transfers per Certificate Year. The Company reserves the right to charge for this program. In the event there are additional transfers, a transfer fee will be charged. The Company does not intend to profit from any such charge.

                               EXCHANGE PROCEDURE

Where required by state law, the Owner may, within eighteen months of the Certificate Effective Date, exchange his Certificate for a Certificate of insurance under a group flexible premium life insurance policy issued by the Company ("Exchange Policy"). The date of issue and the age at issue of the Certificate under the Exchange Policy shall be the same as for the Certificate under the Policy. Additional coverage and riders elected by the Owner under the Certificate will be provided on the Exchange Policy to the extent available. Premium rates will be those in effect under the Exchange Policy at the time of exchange for the class of eligible persons into which the insured falls. Cash values will be equitably adjusted under the Exchange Policy.